Mail Stop 3561

April 2, 2008

James W. Wiltz
President and Chief Executive Officer
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

      Re: **Patterson Companies, Inc.**
                Form 10-K for Fiscal Year Ended April 28, 2007
                Filed June 27, 2007
                Proxy Statement on Schedule 14A
                Filed August 3, 2007
                File No. 000-20572

Dear Mr. Wiltz:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  John Reynolds
                  Assistant Director
                  Office of Beverages, Apparel and
                  Healthcare Services